

July 19, 2017

Bernard Bot
Chief Financial Officer
Travelport Worldwide Limited
Axis One, Axis Park
Langley, Berkshire SL3 8AG
United Kingdom

> **Re:** **Travelport Worldwide Limited**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed February 21, 2017**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2017**
> **Filed May 9, 2017**
> **Form 8-K Furnished May 9, 2017**
> **File No. 001-36640**

Dear Mr. Bot:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief
Office of Transportation and Leisure